UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

20 February 2015
Commission File No. 001-32846

____________________________

CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

CRH plc (the "Company")

20th February 2015

Re: Publication of Circular, Notice of Extraordinary General Meeting and Form of Proxy (the "Documents")

Further to its announcement made on 2nd February 2015, the Company has today issued a shareholder circular (the "Circular") in relation to the proposed acquisition of certain assets being disposed of by Lafarge S.A. and Holcim Ltd in advance of their intended merger (the "Acquisition").

The Acquisition is subject to and conditional upon the approval of the Company's shareholders, and accordingly, the Circular contains a notice convening an extraordinary general meeting (the "EGM"), at which such approval will be sought. The EGM will be held at the Clyde Court Hotel, Lansdowne Road, Dublin 4, Ireland at 9.30 a.m. on 19th March 2015.

Copies of the Documents will be posted to shareholders, save for shareholders who have consented to receive communications by electronic means, who will receive hard copies of the notice of the EGM and form of proxy only; shareholders who have requested to receive all communications by email will receive a form of proxy only. Copies of the Documents are available on the Company's website, www.crh.com and have also been submitted to the U.K. National Storage Mechanism and to the Irish Stock Exchange, where they will shortly be available for inspection at:

http://www.morningstar.co.uk/uk/NSM

and at:

Companies Announcement Office
The Irish Stock Exchange
28 Anglesea Street
Dublin 2
Tel: 00 353 1 677 8808

Enquiries

Contact
Neil Colgan
Company Secretary
CRH plc
Tel: 00 353 1 634 4340

By:___/s/Maeve Carton___
M. Carton
Finance Director